CrowdGather, Inc.
20300 Ventura Blvd., Suite 330
Woodland Hills, CA 91364

May 4, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Jan Woo

Re:         CrowdGather, Inc.
Registration Statement on Form S-1
Filed March 30, 2011
File No. 333-173165

Dear Ms. Woo:

On behalf of CrowdGather, Inc., a Nevada corporation (the “Company”), and in response to your letter dated April 22, 2011, regarding the Company’s Registration Statement on Form S-1 (“Form S-1”) filed March 30, 2011, with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Selling Shareholders, page 13

1.  We note that the number of shares being registered on the cover page of the registration statement does not correspond to the number of shares being offered by the selling shareholders listed on page 13. The cover page indicates that you are registering 15,906,426 shares of common stock, but the table on page 13 indicates that you are registering 15,906,425 shares of common stock. Please advise.

Response:  The Company has revised its disclosure on the cover page and elsewhere in the registration statement to specify that the Company is registering 15,906,425 shares of common stock.

2.  Please consider consolidating the information regarding the transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. We note some of this disclosure in different sections of the prospectus, but this information should be presented in a cohesive manner under an appropriate heading. For each transaction within the last The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Response:  The Company has revised its disclosure under the heading “Private Placements” in the section entitled Selling Shareholders to provide the background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company, and for each selling securityholder, has included the date of the transaction in which the securities were sold to that selling securityholder, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Plan of Distribution, page 15

3. We note that the footnotes to the selling shareholder table indicate that some of the shares are “subject to the Securities Escrow Agreement and Escrow Lock-Up Agreement.” Please disclose the sale restrictions of the shares being offered and the timing of when the shares will be available for resale on an individual and aggregate shareholder basis.

Response:  The Company has revised its disclosure in the section entitled Plan of Distribution to provide the sale restrictions of the shares that are subject to the Securities Escrow Agreement and Escrow Lock-Up Agreement and the timing of when those shares will be available for resale on an individual and aggregate shareholder basis.

Exhibits

4. You state that on December 9, 2010, the company entered into a stock cancellation and stipulation agreement with certain shareholders of Adisn, pursuant to which those shareholders agreed to cancel 580,000 shares of common stock that are subject to the Securities Escrow Agreement in exchange for a stipulation that Adisn has achieved the initial financial threshold as specified in Section 1.6(a) of the Securities Escrow Agreement. Please tell us what consideration you have given to filing the stock cancellation and stipulation agreement as an exhibit to this registration statement.

Response:  The Company has revised its disclosure to include the stock cancellation and stipulation agreement as Exhibit 10.10 to Amendment No.1.

Exhibit 5

5. The legality opinion states that counsel has “relied upon certificates and other assurances of officers of the Company and others as to factual matters” and the counsel has “not independently verified such matters.” Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what assurances counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares.

Response:  The Company’s counsel has revised its legality opinion to remove assumptions that are too broad, assumptions of the material facts underlying the opinion and assumption of facts that are easily ascertainable. The Company’s counsel has also removed the statements that counsel “relied upon certificates and other assurances of officers of the Company and others as to factual matters” and counsel has “not independently verified such matters” from its opinion.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated April 22, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

CrowdGather, Inc.

/s/ Sanjay Sabnani
Sanjay Sabnani
President